SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

THE ENSTAR GROUP, INC.
(Name of Issuer)

COMMON STOCK
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

29358R107
(Cusip Number)

Jeffrey S. Halis
153 E. 53rd Street
55th Floor
New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2002
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ☐

(Page 1 of 4 Pages)

CUSIP No. 29358R107	13D/A	Page 2 of 4 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey S. Halis

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS Not applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	(7)	SOLE VOTING POWER	316,811*
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	316,811*
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,811*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%

(14)	TYPE OF REPORTING PERSON IN

*     Includes 9,951 stock units granted under The Enstar Group, Inc.’s Deferred Compensation and Stock Plan for Non-Employee Directors and 276,860 shares which Mr. Halis owns jointly with his wife. Also includes 30,000 shares represented by options held by Mr. Halis that are exercisable presently or within sixty days. Mr. Halis possesses voting and investment control over the shares of common stock of The Enstar Group, Inc. owned jointly by him and his wife.

CUSIP No. 29358R107	13D/A	Page 3 of 4 Pages

     This Amendment relates to the common stock, par value of $0.01 per share (the “Common Stock”), of The Enstar Group, Inc. (the “Company”). This Amendment amends the Schedule 13D Statement (the “Schedule 13D”) of Jeffrey S. Halis (the “Reporting Person”) relating to the Company filed on April 16, 1997, as amended on May 2, 1997, December 8, 1998, and March 23, 1999.

Item 2.   Identity and Background

     (b)  The Reporting Person’s business address is 153 E. 53rd Street, 55th Floor, New York, New York 10022.

Item 5.   Interest in Securities of the Issuer

     (a)-(b) The Reporting Person beneficially owns 316,811 shares of Common Stock, or approximately 5.8% of the shares of Common Stock outstanding, which includes 9,951 stock units granted under the Company’s Deferred Compensation and Stock Plan for Non-Employee Directors, 276,860 shares which the Reporting Person owns jointly with his wife, and 30,000 shares represented by options held by the Reporting Person that are exercisable presently or within sixty days. The foregoing percentage is based on 5,465,753 shares of Common Stock outstanding as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed by the Company with the Securities and Exchange Commission on May 15, 2002. Mr. Halis possesses voting and investment control over the shares of Common Stock owned jointly by him and his wife.

     (c)  Since the filing of Amendment No. 3 to the Schedule 13D, the Reporting Person has disposed of an aggregate of 75,500 shares of Common Stock in the following transactions:

1.	37,500 shares sold March 2, 2000 in a private sale, at a price of $12.875 per share.

2.	3,000 shares donated September 26, 2000 to a charitable organization.

3.	1,000 shares donated October 12, 2001 to a charitable organization.

4.	1,000 shares donated October 19, 2001 to a charitable organization.

5.	1,000 shares donated October 24, 2001 to a charitable organization.

6.	2,000 shares donated December 4, 2001 to a charitable organization.

7.	30,000 shares sold January 24, 2002 in a private sale, at a price of $24.00 per share.

     Additionally, on June 6, 2001, the Reporting Person was granted options to acquire 15,000 shares of Common Stock with an exercise price of $18.90 per share under the Company’s 2001 Outside Directors’ Stock Option Plan. Options granted to the Reporting Person under the plan vest in three equal installments of 5,000 shares on each of January 1, 2002, January 1, 2003 and January 1, 2004, provided the Reporting Person is a director of the Company at such time.

CUSIP No. 29358R107	13D/A	Page 4 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2002.

/s/ Jeffrey S. Halis

Jeffrey S. Halis